Exhibit 99.95

NexGen Intersects Widespread Mineralization at Arrow

Vancouver, BC, November 18, 2016 – NexGen Energy Ltd. (“NexGen” or the “Company”) (TSX:NXE, OTCQX:NXGEF) is pleased to report radioactivity results from 38 holes representing the conclusion of our highly successful summer drilling program on our 100% owned, Rook I property, Athabasca Basin, Saskatchewan.

At Arrow, strong mineralization continues to be drilled outside of the A2 High Grade Domain. Drill hole AR-16-112c2 intersected 39.0 m of total composite mineralization including 9.1 m of off-scale radioactivity (>10,000 cps with handheld RS-120 scintillometer) drilled below the grade shell of the A2 High Grade Domain. Drill hole AR-16—111c2 featured 5.0 m of minimum-greater-than-61,000 cps radioactivity also outside of the A2 High Grade Domain. Additionally, drill hole AR-16-104c2 intersected 38.5 m of total composite mineralization including 5.05 m of off-scale radioactivity in the A2 shear with the strongest mineralization drilled 32 m below the A2 High Grade Domain.

With respect to infill drilling, the A2 shear continues to exceed expectations where scissor holes AR-16-106c1 and AR-16-111c1 intersected 63.0 m of total composite mineralization including 12.1 m of off-scale radioactivity and 49.5 m of total composite mineralization including 10.85 m of off-scale radioactivity, respectively. Significant mineralization in the A2 shear was also intersected in drill holes AR-16-104c3, -105c2, -106c2, -108c3, -108c4, -109c1, -109c3, -110c1 and -110c2 (see Figure 1).

Also at Arrow, the A3 shear has been significantly expanded where drill hole AR-16-105c1 intersected 70.5 m of total composite mineralization including 7.9 m of off-scale radioactivity. In addition, drill holes AR-16-105c2, -105c3, -110c1, -110c2 and -113c1 all intersected significant mineralization in the A3 shear (see Figure 2). In the A1 shear, AR-16-108c3 intersected 18.0 m of total composite mineralization including 3.5 m of off-scale radioactivity (see Figure 3).

At Harpoon, a total of 16 holes have been completed since the high grade discovery hole HP-16-08 was reported on August 11, 2016. Several holes intersected broad zones of mineralization including off-scale radioactivity beginning at approximately 200 m below surface. Drill hole HP-16-13 intersected 16.5 m of continuous mineralization including 2.95 m of off-scale radioactivity and HP-16-20 intersected 12.5 m of total composite mineralization including 2.15 m of off-scale radioactivity. The mineralized footprint at Harpoon has been traced over a strike length of at least 340 m on the Rook I property (Figure 5), and remains open in all directions.

A total of 53 assays remain pending from the 2016 drill program; 33 from Arrow (including four A2 Sub-Zone holes) and 20 holes from the Harpoon Discovery. In 2016 a total of 96,992 m were drilled at Rook I. A total of 73,091 m were drilled at the Arrow Deposit (132,887 m in total to date), 7,285 m Harpoon and 16,616 m on regional targets along the Patterson Corridor. Once all pending 2016 assays are received for Arrow, the results will be incorporated into an updated NI 43-101 resource scheduled for release in H1 2017. In addition to the significant growth achieved during the year, the bulk of the A2 High Grade Domain has now been delineated at a drill hole spacing of 25 m x 25 m or less.

Highlights:

A2 High Grade Domain

•

Scissor Hole AR-16-111c2 (40 m up-dip and southwest from AR-15-44b) intersected 39.0 m of total composite mineralization including 12.8 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 60.0 m section (524.5 to 584.5 m), and featured 5.0 m of minimum-greater-than-61,000 cps.

•

Scissor hole AR-16-106c1 (97 m down-dip from AR-15-44b) intersected 63.0 m of total composite mineralization including 12.1 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 117.5 m section (407.5 to 525.0 m), and featured 2.5 m of minimum-greater-than-61,000 cps.

•

Scissor hole AR-16-112c2 (126 m down-dip and southwest from AR-15-44b) intersected 37.0 m of total composite mineralization including 9.1 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 45.0 m section (567.0 to 612.0 m), and featured 1.65 m of minimum-greater- than-61,000 cps.

•

Scissor hole AR-16-111c1 (77 m up-dip and southwest from AR-15-44b) intersected 49.5 m of total composite mineralization including 10.85 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 135.5 m section (436.0 to 571.5 m), and featured 1.0 m of minimum-greater-than-61,000 cps.

•

Scissor hole AR-16-106c2 (116 m up-dip from AR-15-44b) intersected 41.0 m of total composite mineralization including 9.7 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 72.5 m section (424.0 to 496.5 m), and featured 0.5 m of minimum-greater-than-61,000 cps.

•

Scissor hole AR-16-104c2 (130 m down-dip and southwest from AR-15-44b) intersected 38.5 m of total composite mineralization including 5.05 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 101.5 m section (631.5 to 733.0 m), and featured 0.5 m of minimum-greater-than-61,000 cps.

A3 Shear

•

Scissor hole AR-16-105c1 (41 m down-dip from AR-15-57c2) intersected 70.5 m of total composite mineralization including 7.9 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 136.0 m section (588.5 to 724.5 m).

•

Scissor hole AR-16-113c1 (64 m down-dip and northeast from AR-15-57c2) intersected 27.0 m of total composite mineralization including 3.2 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 137.5 m section (562.5 to 700.0 m).

•

Scissor hole AR-16-105c2 (26 m up-dip from AR-15-57c2) intersected 40.5 m of total composite mineralization including 3.1 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within an 83.0 m section (536.0 to 619.0 m).

A1 Shear

•

Hole AR-16-108c3 (198 m up-dip and northeast of AR-16-98c1) intersected 18.0 m of total composite mineralization including 3.5 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 60.0 m section (394.0 to 454.0 m).

Harpoon

•

Hole HP-16-13 (34 m down-dip and southwest of HP-16-08) intersected 16.5 m of continuous mineralization (212.5 to 229.0 m) including 2.95 m of total composite off-scale radioactivity (>10,000 to >61,000 cps).

•

Hole HP-16-20 (73 m up-dip and northeast of HP-16-08) intersected 12.5 m of total composite mineralization including 2.15 m of total composite off-scale radioactivity (>10,000 to >61,000 cps) within a 25.0 m section (183.5 to 208.5 m).

Table 1: Higher Grade A2 Sub-Zone Angled Drill Holes

2015	AR-15- 59c2[2]	AR-15- 54c1[2]	AR-15- 58c1[2]	AR-15- 62[2]	AR-15- 44b2	AR-15- 49c2[2]	AR-15- 57c3[2]
Total composite mineralization =	75.5m	42.0m	86.0m	143.0m	135.6m	73.5m	62.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	11.4m	5.9m	14.3m	17.8m	30.3m	15.7m	4.4m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.5m	3.0m	3.9m	10.6m	7.8m	5.2m	2.5m
Total Off-scale (>61,000 cps)[3] =	1.0m	0.5m	2.0m	2.0m	1.5m	2.2m	1.8m
Assay Result (U3O8) =	36.5m at 10.11%	27.5 m at 10.09%	11.0m at 30.62%	78m at 10.00%	56.5m at 11.55%	59.5m at 10.13%	31.5m at 10.03%
		and	15.5m at 10.01%

Winter 2016	AR-16- 81c3[2]	AR-16- 76c4[2]	AR-16- 76c1[2]	AR-16- 76c3[2]	AR-16- 63c1[2]	AR-16- 63c3[2]	AR-16- 86c1[2]	AR-16- 74c1[2]	AR-16- 63c2[2]	AR-16- 91c2[2]	AR-16- 64c3[2]	AR-16- 64c2[2]	AR-16- 64c1[2]	AR-16- 72c2[2]	AR-16- 78c1[2]	AR-16- 78c4[2]
Total composite mineralization =	48.5m	105.7m	73.5m	67.5m	55.5m	147.0m	90.0m	88.0m	138.0m	89.0m	102.0m	76.0m	74.0m	93.0m	64.0m	120.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	5.2m	19.9m	14.8m	14.9m	6.9m	22.1m	8.8m	21.2m	17.1m	13.4m	18.8m	16.0m	10.3m	7.0m	11.6m	25.8m
Total Off-scale (>30,000 to 60,999 cps)[3] =	4.0m	1.0m	2.8m	5.0m	0.5m	3.0m	2.3m	1.2m	9.9m	6.0m	2.5m	4.7m	3.7m	0.5m	3.0m	6.2m
Total Off-scale (>61,000 cps)[3] =	2.5m	0.0m	5.3m	4.5m	0.0m	0.5m	2.0m	0.0m	13.9m	3.0m	0.0m	5.5m	0.0m	1.7m	2.5m	5.5m
Assay Result (U3O8) =	23m at 17.19%	10m at 5.15%	67.5m at 11.29%	50m at 15.05%	8m at 20.15%	15m at 8.28%	19.0m at 20.40%	47m at 3.41%	42m at 15.20%	40.5m at 12.69%	14m at 10.30%	48.5m at 11.15%	12.5m at 20.4%	33.5m at 4.65%	37.5m at 12.94%	37.5m at 17.60%
	and	14.5m at 5.08%					and	16m at 2.21%	46.5m at 12.99%				and	11.0m at 4.08%

Summer 2016	AR-16- 92c3[2]	AR-16- 112c2	AR-16- 111c2	AR-16- 98c2[2]	AR-16- 106c1	AR-16- 93c2[2]	AR-16- 96c2[2]	AR-16- 91c4[2]	AR-16- 108c2[1]
Total composite mineralization =	49.5m	37.0m	39.0m	85.0m	63.0m	69.5m	60.5m	78.5m	69.5m
Total Off-scale (>10,000 to 29,999 cps)[3] =	7.1m	5.45m	5.8m	3.3m	7.8m	8.15m	8.9m	6.1m	17.05m
Total Off-scale (>30,000 to 60,999 cps)[3] =	1.4m	2.0m	2.0m	1.0m	1.8m	1.5m	3.5m	2.05m	0.5m
Total Off-scale (>61,000 cps)[3] =	2.3m	1.65m	5.0m	5.75m	2.5m	1.5m	1.0m	1.5m	0.5m
Assay Result (U3O8) =	12m at 12.02%	Pending	Pending	55m at 10.12%	Pending	12m at 20.21%	10m at 15.73%	12m at 16.70%	Pending
	14m at 18.21%	And

[1]	radioactivity results previously released
[2]	radioactivity and assays results previously released
[3]	minimum radioactivity using RS-120 gamma spectrometer

Assay results shown are high grade sub-intervals of composite assay lengths at a cut-off grade of 0.01% U3O8 and may include up to 2m of internal dilution All intervals are core lengths, true thicknesses are yet to be determined

Activities & Financial

•	The summer 2016 program is now concluded and preparations for a fully-funded significant winter drilling program to begin in January 2017 are well underway.

•	An updated NI 43-101 resource estimate on the Arrow Deposit is scheduled for the first half of 2017.

•	The Company has cash on hand of approximately $74 million.

Drill hole location maps and long sections are shown in Figures 1 to 6. Summaries of Arrow and Harpoon mineralized drill intervals are provided in Tables 2 and 3.

Garrett Ainsworth, Vice-President, Exploration and Development, commented: “Drilling across the mineralized shears at Arrow has significantly expanded the known extents of mineralization which remains largely open, while also meeting or exceeding our expectations on infill drilling. The recent Harpoon Discovery continues to return impressive results, and remains open in all directions. We have begun analyzing the drill data in preparation for an aggressive winter 2017 drill program.”

Leigh Curyer, Chief Executive Officer, commented: “The exploration and delineation progress made at the Arrow Deposit, and on the rest of the Rook I property in 2016 has been outstanding. The continuity of mineralization as well as the ability of the deposit to continue expanding throughout 2016 will culminate in an updated resource estimate in H1 2017. Whilst drilling just shy of 100,000 m in 2016 has delivered further optimization of Arrow and a significant new discovery in Harpoon, substantial drilling is still required in the future prior to being in a position to ultimately estimate the true extent of Arrow. Further, the Company has undertaken studies that will continue into 2017 to form the basis of a maiden pre-feasibility study scheduled for release in H2 2017 . With $74 million in the treasury we remain in a very strong financial position to execute our objectives well into the future.”

Figure 1: A2 Mineralized Shear Long Section

400m
500m
600m
700m
106c2
9.7m
41.0m
12.1m
63.0m
106c1
111c1
10.85m
49.5m
102c3
0.2m
12.0m
111c2
12.8m
39.0m
108c4
5.1m
70.0m
2.75m
23.5m
112c1
108c3
2.85m
43.0m
112c2
9.1m
37.0m
110c1
2.6m
19.5m
109c3
4.3m
36.0m
104c2
5.05m
38.5m
105c2
3.45m
36.0m
109c2
0.25m
14.0m
109c1
2.5m
14.0m
110c2
2.0m
35.5m
104c3
6.45m
87.5m
113c1
0.9m
26.5m
105c1
0.95m
36.5m
113c2
0m
9.5m
105c3
0m
16.5m

NexGen Energy Ltd.

LEGEND

Assays Pending

3.5m — Total Composite Off-Scale Radioactivity (Core Length >10,000 cps)
18.0m — Total Composite Mineralization (Core Length >500 cps)

Denotes mineralized intersection parallel to longsection

Section width: 50m

Pierce points are positioned in the centre of the section width

All intersections are core lengths

Larger diameter pierce points were drilled in 2016
Smaller diameter pierce points were drilled in 2014 and 2015

The A2 High Grade Domain is from the Maiden Arrow Inferred Mineral Resource which only includes drilling completed up to October 2015, see news release dated March 3, 2016 for more information

SCALE 1 : 2500

(m)

-20 0 20 40 60

NAD83 / UTM zone 12N

AZIMUTH = 55°

N W E S

NexGen Energy

Arrow Deposit

A2 Shear - Longitudinal Section

Figure 2: A3 Mineralized Shear Long Section

111c1
111c2
0m
10.0m
102c3
1.35m
31.0m
112c2
0m
7.0m
112c1
0m
10.5m
400m
109c3
0.6m
10.0m
104c2
0m
24.0m
109c2
1.45m
20.5m
109c1
0.35m
15.0m
104c3
0.55m
56.5m
500m
110c1
3.1m
38.0m
105c2
3.1m
40.5m
110c2
1.05m
14.5m
113c1
3.2m
27.0m
105c1
7.9m
70.5m
113c2
0.45m
41.5m
105c3
3.05m
50.0m
600m
108c4
0m
7.0m
108c3
0.8m
12.5m
700m
107c1
0m
12.0m
800m
NexGen Energy Ltd.
LEGEND
Assays Pending
3.5m
18.0m
Total Composite Off-Scale Radioactivity (Core Length >10,000 cps)
Total Composite Mineralization (Core Length >500 cps)
Section width: 50m
Pierce points are positioned in the centre of the section width
All intersections are core lengths
Larger diameter pierce points were drilled in 2016
Smaller diameter pierce points were drilled in 2014 and 2015
SCALE 1 : 3000
(m)
-20 0 20 40 60 80 100
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
E
S
W
NexGen Energy
Arrow Deposit
A3 Shear - Longitudinal Section

Figure 3: A1 Mineralized Shear Long Section

NexGen Energy Ltd.
LEGEND
Assays Pending
3.5m Total Composite Off-Scale Radioactivity (Core Length >10,000 cps)
18.0m Total Composite Mineralization (Core Length >500 cps)
Denotes mineralized intersection parallel to longsection
Section width: 50m
Pierce points are positioned in the centre of the section width
All intersections are core lengths
Larger diameter pierce points were drilled in 2016
Smaller diameter pierce points were drilled in 2014 and 2015
SCALE 1 : 3000
(m)
-20 0 20 40 60 80 100
NAD83 / UTM zone 12N
AZIMUTH = 57°
N
E
S
W
NexGen Energy
Arrow Deposit
A1 Shear - Longitudinal Section
300m
400m
500m
600m
700m
415m
108c2
1.25m
25.0m
108c3/c4
3.5m 2.85m
18.0m 21.0m
108c1
0m
26.0m
106c2
0.1m
17.0m
106c1
0.25m
24.5m
111c1
0m
12.0m
102c3
1.05m
29.0m
111c2
0.3m
18.0m
105c2
110c1
101c1
110c2
0m
5.0m
73
85c2/c3/c4
86c1/c2
85c1
63c1/c2/c3
78c1
78c2
78c3
78c4
64c1
64c2/c3
74c1
72c1
96c1
96c3
74c2
74c4
74c3
72c2
96c2
92c2
60c1
60c2
93c1
102c2
93c2
91c3
91c1
98c1
84c1
91c4
98c2
84c3
84c2
91c2
102c1

Figure 4: Arrow Deposit Drill Hole Locations

Figure 5: Harpoon Long Section

Property Boundary
Rook I - NexGen
Hook Lake - Cameco/Areva/Purepoint
100 m
200 m
300 m
400 m
500 m
09
23
15
0m
0.5m
14
0m
10.5m
24
0.2m
3.5m
2.95m
16.5m
13
12
0m
11.0m
08
11
0m
7.0m
0.4m
3.0m
16
10
0m
4.0m
0.65m
6.5m
21
0.3m
4.5m
19
0.6m
14.0m
18
17
0m
5.5m
20
2.15m
12.5m
22
0.65m
17.0m
05
06
07
NexGen Energy Ltd.
LEGEND
Assays Pending
3.5m
18.0m
Total Composite Off-Scale Radioactivity (Core Length >10,000 cps)
Total Composite Mineralization (Core Length >500 cps)
Section width: 25m
Section Dip: -65 Degrees to the SE
Pierce points are positioned in the centre of the section width
All intersections are core lengths
Larger diameter pierce points were drilled in 2016
Smaller diameter pierce points were drilled in 2014 and 2015
SCALE 1 : 2750
(m)
-20 0 20 40 60 80
NAD83 / UTM zone 12N
AZIMUTH = 40°
N
W
E
S
NexGen Energy Ltd.
Rook I
Harpoon Discovery

Figure 6: Harpoon Discovery Drill Hole Locations

Legend
Rook I Property Boundary
Mineralized Outline
Uranium Occurences
VTEM Conductor
2016 Drill Hole Collar
2015 Drill Hole Collar
Gravity
Spitfire
N
HP-16-21
HP-16-20
HP-16-22
HP-16-19
HP-16-16
HP-16-18
HP-16-17
HP-16-23
HP-16-09
HP-16-13
HP-16-14
HP-16-08
HP-16-15
HP-16-12
HP-16-24
HP-16-10
HP-16-11
Harpoon Discovery
NexGen Energy Ltd.
Rook I: Harpoon Discovery
Scale 1:4000
100
0
100
(meters)
NAD83 / UTM zone 12N
NexGen
Energy Ltd.

Table 2: Arrow Deposit Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
AR-16-102c3	327	-70	795.00	129.60	370.00	374.00	4.00	<500 - 3150
					378.50	385.50	7.00	<500 - 22500
					388.00	403.00	15.00	<500 - 26000
					406.50	408.50	2.00	<500 - 4500
					415.00	418.00	3.00	<500 - 33000
					447.50	448.00	0.50	<500 - 560
					452.50	453.00	0.50	<500 - 530
					464.00	467.00	3.00	<500 - 830
					470.00	475.50	5.50	<500 - 6200
					541.50	544.00	2.50	<500 - 16500
					626.50	629.00	2.50	<500 - 1400
					657.50	658.00	0.50	<500 - 530
					692.50	693.00	0.50	<500 - 520
					708.00	713.50	5.50	<500 - 20000
					716.00	736.00	20.00	<500 - 37000
					741.50	742.00	0.50	<500 - 720
AR-16-104c2	327	-70	936.00	128.80	514.50	519.50	5.00	<500 - 4000
					554.00	556.50	2.50	<500 - 2000
					563.00	565.00	2.00	<500 - 900
					572.50	573.50	1.00	<500 - 750
					579.00	579.50	0.50	<500 - 570
					592.50	599.50	7.00	<500 - 2800
					602.50	603.00	0.50	<500 - 550
					607.00	609.00	2.00	<500 - 2300
					612.00	615.50	3.50	<500 - 840
					631.50	660.00	28.50	<500 - >61000
					667.00	668.50	1.50	<500 - 5100
					684.00	684.50	0.50	<500 - 870
					693.00	694.00	1.00	<500 - 1300
					696.50	699.50	3.00	<500 - 1300
					703.00	706.50	3.50	<500 - 9600
					732.50	733.00	0.50	600 - 1000
AR-16-104c3	327	-70	858.00	128.80	517.00	517.50	0.50	<500 - 800
					526.00	526.50	0.50	<500 - 7000
					533.50	537.00	3.50	<500 - 3000
					541.00	543.50	2.50	<500 - 12000

					549.00	550.00	1.00	<500 - 4500
					553.50	554.00	0.50	<500 - 520
					556.50	558.50	2.00	<500 - 22000
					563.00	564.50	1.50	<500 - 700
					573.00	598.50	25.50	<500 - 2400
					601.00	602.50	1.50	<500 - 980
					606.00	606.50	0.50	<500 - 630
					612.00	616.50	4.50	<500 - 1000
					634.00	636.50	2.50	<500 - 900
					640.00	648.00	8.00	<500 - 3100
					655.00	655.50	0.50	<500 - 570
					661.50	663.00	1.50	<500 - 950
					668.50	673.00	4.50	<500 - >61000
					676.50	680.00	3.50	<500 - 16000
					682.50	697.50	15.00	<500 - >61000
					707.00	719.00	12.00	<500 - 27000
					723.00	751.50	28.50	<500 - 26000
					754.00	778.00	24.00	<500 - 20000
AR-16-105c1	327	-70	963.00	129.00	482.00	489.00	7.00	<500 - 2400
					493.50	502.00	8.50	<500 - 6650
					537.00	538.00	1.00	<500 - 1600
					542.50	545.00	2.50	<500 - 13000
					547.50	550.00	2.50	<500 - 26000
					552.50	554.00	1.50	<500 - 7500
					557.50	559.00	1.50	<500 - 7600
					564.50	569.00	4.50	<500 - 2150
					575.50	580.00	4.50	<500 - 17000
					588.50	589.00	0.50	1500 - 40000
					593.50	597.50	4.00	<500 - 6300
					600.00	604.00	4.00	<500 - 49000
					609.00	616.00	7.00	<500 - 59000
					619.00	632.50	13.50	<500 - >61000
					635.50	636.50	1.00	<500 - 3600
					641.50	652.50	11.00	<500 - >61000
					656.50	670.00	13.50	<500 - 3200
					672.50	673.00	0.50	<500 - 900
					691.00	691.50	0.50	<500 - 560
					705.50	718.00	12.50	<500 - 38000
					722.00	724.50	2.50	<500 - 4850
					738.50	770.00	31.50	<500 - 33000
					773.50	774.50	1.00	<500 - 1300

					816.00	817.00	1.00	<500 - 700
					849.50	852.50	3.00	<500 - 5200
					858.00	858.50	0.50	<500 - 1500
					911.00	911.50	0.50	<500 - 1900
					915.00	915.50	0.50	<500 - 840
AR-16-105c2	327	-70	840.00	129.00	452.50	456.50	4.00	<500 - 680
					462.00	463.00	1.00	<500 - 1230
					473.00	473.50	0.50	<500 - 1950
					476.50	478.00	1.50	<500 - 1180
					482.00	482.50	0.50	<500 - 600
					507.00	507.50	0.50	<500 - 1290
					526.50	529.50	3.00	<500 - 5200
					536.00	536.50	0.50	900 - 14500
					541.00	543.50	2.50	<500 - 25500
					560.50	564.50	4.00	<500 - 26700
					571.00	585.00	14.00	<500 - 52500
					588.50	595.50	7.00	<500 - 57400
					598.00	604.50	6.50	<500 - 8820
					607.00	612.50	5.50	<500 - 2780
					618.50	619.00	0.50	<500 - 650
					639.50	640.00	0.50	<500 - 1200
					664.50	665.50	1.00	<500 - 1150
					668.50	681.00	12.50	<500 - >61000
					692.00	693.50	1.50	<500 - 4300
					697.50	715.50	18.00	<500 - >61000
					720.50	723.00	2.50	<500 - 12000
AR-16-105c3	327	-70	933.50	129.00	489.50	492.50	3.00	<500 - 2100
					530.00	531.00	1.00	<500 - 3400
					542.00	542.50	0.50	<500 - 1400
					562.50	565.00	2.50	<500 - 6200
					567.50	571.50	4.00	<500 - 24000
					575.50	577.00	1.50	<500 - 4000
					620.00	621.00	1.00	<500 - 8400
					627.50	628.00	0.50	<500 - 520
					632.50	639.00	6.50	<500 - 14000
					644.50	645.50	1.00	<500 - 8000
					648.50	662.00	13.50	<500 - 22000
					665.50	666.50	1.00	<500 - 700
					669.50	675.50	6.00	<500 - 34000
					678.00	685.00	7.00	<500 - 14000
					687.50	690.00	2.50	<500 - 14000

					694.50	705.00	10.50	<500 - 6200
					715.50	716.00	0.50	<500 - 520
					741.00	741.50	0.50	<500 - 550
					747.50	748.50	1.00	<500 - 3500
					760.00	760.50	0.50	<500 - 600
					768.00	769.00	1.00	<500 - 2300
					775.50	776.00	0.50	<500 - 2600
					782.00	790.00	8.00	<500 - 8500
					796.50	797.50	1.00	<500 - 2100
					801.50	804.50	3.00	<500 - 8000
					810.00	811.00	1.00	<500 - 1600
					815.00	815.50	0.50	<500 - 550
					834.50	835.00	0.50	<500 - 550
					851.50	852.00	0.50	<500 - 900
AR-16-106c1	327	-69	795.00	132.20	407.50	408.00	0.50	<500 - 525
					427.50	434.50	7.00	<500 - 3400
					439.50	447.50	8.00	<500 - 3300
					452.00	453.00	1.00	<500 - 1600
					462.50	469.00	6.50	<500 - 3900
					473.50	512.00	38.50	<500 - >61000
					523.50	525.00	1.50	<500 - 1400
					546.00	548.50	2.50	<500 - 1500
					598.00	599.50	1.50	<500 - 1200
					616.00	616.50	0.50	<500 - 510
					631.00	631.50	0.50	<500 - 830
					683.00	696.00	13.00	<500 - 2500
					699.50	703.50	4.00	<500 - 23000
					707.00	709.50	2.50	<500 - 980
					721.00	721.50	0.50	<500 - 1380
					727.50	728.00	0.50	<500 - 640
					752.00	752.50	0.50	<500 - 550
AR-16-106c2	327	-69	822.00	132.20	424.00	427.50	3.50	<500 - 2300
					430.00	436.50	6.50	<500 - 2100
					439.50	443.50	4.00	<500 - 1600
					451.00	468.50	17.50	<500 - >61000
					474.50	481.50	7.00	<500 - 58000
					489.50	490.50	1.00	<500 - 1300
					495.00	496.50	1.50	<500 - 2500
					511.00	511.50	0.50	<500 - 1300
					571.00	571.50	0.50	<500 - 580
					577.00	580.00	3.00	<500 - 1500

					589.00	589.50	0.50	<500 - 760
					645.00	645.50	0.50	<500 - 530
					701.50	702.00	0.50	<500 - 750
					757.00	768.50	11.50	<500 - 10500
AR-16-107c1	327	-70	945.50	121.90	480.50	481.00	0.50	<500 - 630
					537.50	538.00	0.50	<500 - 570
					547.00	549.50	2.50	<500 - 670
					607.50	608.00	0.50	500 - 10500
					661.50	662.00	0.50	<500 - 830
					702.50	704.50	2.00	<500 - 4800
					709.00	709.50	0.50	500 - 16000
					713.50	723.50	10.00	<500 - 54500
					731.50	734.50	3.00	<500 - 3200
					747.00	747.50	0.50	<500 - 520
					782.50	783.00	0.50	<500 - 2000
					788.50	789.50	1.00	<500 - 530
					794.00	794.50	0.50	<500 - 550
					800.00	807.50	7.50	<500 - 6700
					833.00	835.00	2.00	<500 - 1100
					841.50	842.00	0.50	500 - 2000
AR-16-108c3	147	-70	960.50	115.50	394.00	394.50	0.50	<500 - 720
					398.50	415.50	17.00	<500 - >61000
					453.50	454.00	0.50	<500 - 650
					522.50	533.50	11.00	<500 - 2100
					537.00	564.00	27.00	<500 - >61000
					655.00	659.00	4.00	<500 - 1200
					667.50	668.50	1.00	<500 - 630
					671.00	675.00	4.00	<500 - 8400
					679.00	681.50	2.50	<500 - 42000
					692.50	697.00	4.50	<500 - 1510
					703.50	704.00	0.50	<500 - 790
					708.00	708.50	0.50	<500 - 520
					725.50	726.00	0.50	<500 - 530
					841.00	841.50	0.50	<500 - 800
					848.00	854.00	6.00	<500 - 10500
AR-16-108c4	147	-70	927.50	115.50	391.50	394.00	2.50	<500 - 2100
					398.00	415.00	17.00	<500 - >61000
					456.00	457.00	1.00	<500 - 520
					475.00	475.50	0.50	<500 - 550
					508.50	519.00	10.50	<500 - 9800
					522.50	557.50	35.00	<500 - >61000

					563.00	569.50	6.50	<500 - 1700
					573.00	574.50	1.50	<500 - 880
					578.50	579.00	0.50	<500 - 1400
					591.00	592.00	1.00	<500 - 960
					606.50	613.50	7.00	<500 - >61000
					622.00	627.00	5.00	<500 - 3100
					632.00	633.00	1.00	<500 - 1300
					657.00	659.00	2.00	<500 - 800
					752.00	755.00	3.00	<500 - 3500
					757.50	761.00	3.50	<500 - 3000
					769.50	770.00	0.50	<500 - 580
					788.50	790.00	1.50	<500 - 5300
					801.50	802.00	0.50	<500 - 510
					829.50	830.00	0.50	<500 - 750
AR-16-109c1	327	-70	861.50	119.70	393.00	393.50	0.50	<500 - 6100
					524.50	525.50	1.00	<500 - 1800
					528.00	530.50	2.50	<500 - 710
					539.50	541.50	2.00	<500 - 18000
					576.50	578.50	2.00	<500 - 2600
					581.00	581.50	0.50	<500 - 700
					584.00	587.00	3.00	<500 - 1400
					591.50	594.00	2.50	<500 - 1800
					597.50	598.50	1.00	<500 - 1100
					602.00	602.50	0.50	<500 - 1900
					643.50	657.50	14.00	<500 - 38000
					677.00	677.50	0.50	<500 - 1000
					687.50	688.00	0.50	<500 - 510
					697.00	698.00	1.00	600 - 1600
					706.50	709.50	3.00	<500 - 800
					717.00	718.00	1.00	<500 - 2600
					731.50	732.00	0.50	<500 - 510
					737.00	741.50	4.50	<500 - 5500
					748.00	753.50	5.50	<500 - 3800
					757.50	761.00	3.50	<500 - 980
AR-16-109c2	327	-70	816.50	119.70	494.50	495.00	0.50	<500 - 3000
					504.50	505.50	1.00	<500 - 11600
					512.00	512.50	0.50	<500 - 2400
					518.50	519.00	0.50	<500 - 5650
					522.00	523.00	1.00	<500 - 2200
					532.00	534.00	2.00	<500 - 22000
					537.00	541.50	4.50	<500 - 26000

					546.50	548.50	2.00	<500 - 1100
					552.00	553.00	1.00	<500 - 3600
					572.00	574.50	2.50	<500 - 3300
					580.50	581.50	1.00	<500 - 1300
					589.50	590.00	0.50	<500 - 2500
					594.50	596.50	2.00	<500 - 5600
					607.50	608.00	0.50	<500 - 830
					615.50	616.50	1.00	<500 - 520
					640.50	641.50	1.00	<500 - 4100
					645.00	655.00	10.00	<500 - 16000
					673.00	673.50	0.50	<500 - 1800
					683.50	685.50	2.00	<500 - 6800
					688.50	689.00	0.50	<500 - 800
AR-16-109c3	327	-70	873.50	119.70	475.00	475.50	0.50	<500 - 640
					491.00	493.00	2.00	<500 - 5800
					500.50	501.00	0.50	<500 - 900
					509.00	510.50	1.50	<500 - 11000
					513.50	514.50	1.00	<500 - 16000
					522.50	523.00	0.50	<500 - 1600
					531.00	531.50	0.50	<500 - 11000
					539.00	539.50	0.50	<500 - 1100
					552.00	553.00	1.00	<500 - 2000
					559.00	559.50	0.50	700 - 6900
					577.00	578.50	1.50	<500 - 2500
					617.00	620.50	3.50	<500 - 2250
					626.00	640.00	14.00	<500 - >61000
					651.00	653.50	2.50	<500 - 2600
					665.50	670.50	5.00	<500 - 2400
					673.50	677.00	3.50	<500 - 1900
					688.00	695.50	7.50	<500 - 1800
AR-16-110c1	327	-70	863.50	132.10	452.50	460.00	7.50	<500 - 30000
					465.00	465.50	0.50	<500 - 980
					479.50	481.50	2.00	<500 - 35000
					490.00	493.00	3.00	<500 - 32000
					509.50	510.00	0.50	<500 - 17000
					519.50	522.50	3.00	<500 - 20000
					525.50	532.50	7.00	<500 - >61000
					536.50	541.00	4.50	<500 - 1300
					543.50	544.50	1.00	<500 - 900
					551.00	555.00	4.00	<500 - 1000
					559.00	564.00	5.00	<500 - 2500

					627.50	633.00	5.50	<500 - >61000
					645.00	648.00	3.00	<500 - 3000
					652.50	653.50	1.00	<500 - 8900
					666.50	667.00	0.50	<500 - 1000
					679.00	688.00	9.00	<500 - 2400
					692.50	693.00	0.50	<500 - 850
AR-16-110c2	327	-70	939.50	132.10	500.00	502.50	2.50	<500 - 44000
					534.50	535.00	0.50	2600 - 32000
					548.00	554.50	6.50	<500 - 38000
					564.50	569.00	4.50	<500 - 1300
					572.00	572.50	0.50	<500 - 560
					644.00	648.00	4.00	<500 - 1850
					651.00	652.00	1.00	<500 - 1000
					656.50	666.00	9.50	<500 - 30000
					675.50	678.00	2.50	<500 - 3550
					688.00	689.00	1.00	<500 - 950
					697.50	698.50	1.00	<500 - 2100
					704.00	707.00	3.00	<500 - 11500
					710.50	711.00	0.50	<500 - 3000
					719.00	723.00	4.00	<500 - 7300
					726.50	733.50	7.00	<500 - 21500
					741.50	742.00	0.50	<500 - 1500
					766.50	768.00	1.50	<500 - 920
					798.00	798.50	0.50	<500 - 1750
					855.00	859.50	4.50	<500 - 8300
AR-16-111c1	327	-69	819.50	122.00	436.00	437.50	1.50	<500 - 570
					441.00	442.00	1.00	<500 - 800
					450.50	454.50	4.00	<500 - 1500
					496.00	496.50	0.50	<500 - 900
					501.00	538.50	37.50	<500 - >61000
					544.50	545.50	1.00	<500 - 1350
					548.00	548.50	0.50	<500 - 800
					568.00	571.50	3.50	<500 - 1100
					750.00	757.00	7.00	<500 - 4000
					760.00	765.00	5.00	<500 - 870
					789.50	794.00	4.50	<500 - 850
					802.00	805.00	3.00	<500 - 1150
AR-16-111c2	327	-69	857.50	122.00	417.50	420.00	2.50	<500 - 1250
					428.00	434.50	6.50	<500 - 2400
					454.50	455.50	1.00	<500 - 860
					466.00	466.50	0.50	<500 - 680

					524.50	527.00	2.50	<500 - 1350
					529.50	531.00	1.50	<500 - 700
					536.00	565.00	29.00	<500 - >61000
					569.00	569.50	0.50	<500 - 540
					574.50	575.50	1.00	<500 - 4000
					580.50	584.50	4.00	<500 - 1700
					690.50	708.50	18.00	<500 - 11500
AR-16-112c1	327	-70	771.50	121.60	404.00	405.00	1.00	<500 - 600
					459.50	460.00	0.50	<500 - 530
					467.00	470.00	3.00	<500 - 830
					478.50	483.50	5.00	<500 - 5650
					487.00	488.00	1.00	<500 - 1300
					551.00	551.50	0.50	<500 - 550
					555.00	558.00	3.00	<500 - 690
					568.00	573.50	5.50	<500 - 2000
					577.00	583.00	6.00	<500 - >61000
					599.00	600.00	1.00	<500 - 1250
					620.00	620.50	0.50	<500 - 720
					627.50	630.50	3.00	<500 - 2500
					638.00	642.00	4.00	<500 - 990
AR-16-112c2	327	-70	876.50	121.60	475.50	476.00	0.50	<500 - 3100
					491.50	492.50	1.00	<500 - 2600
					506.50	512.00	5.50	<500 - 8200
					567.00	567.50	0.50	<500 - 580
					572.00	607.50	35.50	<500 - >61000
					611.00	612.00	1.00	<500 - 1600
AR-16-113c1	327	-70	879.50	138.40	520.50	521.50	1.00	<500 - 2800
					562.50	563.50	1.00	<500 - 6800
					569.00	569.50	0.50	<500 - 1700
					576.50	579.50	3.00	<500 - 1000
					583.50	584.50	1.00	<500 - 1600
					589.50	593.50	4.00	<500 - 1200
					598.00	598.50	0.50	<500 - 540
					602.00	604.00	2.00	<500 - 41000
					609.00	624.00	15.00	<500 - >61000
					700.00	702.00	2.00	<500 - 930
					707.00	708.50	1.50	<500 - 13000
					711.00	712.50	1.50	<500 - 950
					719.50	720.50	1.00	<500 - 1150
					734.50	735.50	1.00	<500 - 580
					740.00	740.50	0.50	<500 - 1100

					749.00	753.50	4.50	<500 - 3700
					760.00	760.50	0.50	<500 - 850
					764.00	771.00	7.00	<500 - 44000
					810.50	813.00	2.50	<500 - 4200
					815.50	820.00	4.50	<500 - 6500
AR-16-113c2	327	-70	960.50	138.40	543.00	544.00	1.00	<500 - 2500
					589.00	589.50	0.50	1500 - 45000
					600.50	601.00	0.50	<500 - 1050
					608.50	614.00	5.50	<500 - 10500
					618.00	619.00	1.00	<500 - 32000
					624.50	629.50	5.00	<500 - 8000
					635.00	636.00	1.00	<500 - 14000
					644.50	645.50	1.00	<500 - 4500
					648.50	658.00	9.50	<500 - 3600
					664.50	666.00	1.50	<500 - 2200
					674.00	678.00	4.00	<500 - 1300
					697.00	700.50	3.50	<500 - 1500
					706.00	707.00	1.00	<500 - 1900
					712.50	716.50	4.00	<500 - 920
					729.00	729.50	0.50	<500 - 650
					733.00	737.00	4.00	<500 - 5200
					753.00	755.00	2.00	<500 - 8000
					760.00	760.50	0.50	<500 - 510
					802.50	807.00	4.50	<500 - 5200
					844.50	845.00	0.50	<500 - 5300
					885.00	886.50	1.50	<500 - 8400
					895.00	895.50	0.50	<500 - 750

Parameters:

•	Maximum internal dilution 2.00 m downhole

•	All depths and intervals are meters downhole, true thicknesses are yet to be determined

•	“Anomalous” means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	“Off-scale” means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	Where “Min cps” is <500 cps, this refers to local low radiometric zones within the overall radioactive interval

Table 3: Harpoon Discovery Drill Hole Data

Drill Hole				Athabasca Group - Basement Unconformity Depth (m)	Handheld Scintillometer Results (RS-120)
Hole ID	Azimuth	Dip	Total Depth (m)		From (m)	To (m)	Width (m)	CPS Range
HP-16-09	305	-70	387.00	141.00	No Significant Intersections
HP-16-10	305	-70	351.00	136.00	240.00	244.00	4.00	<500 - 6800
HP-16-11	305	-70	330.00	135.00	249.00	256.00	7.00	<500 - 5300
HP-16-12	305	-70	398.00	129.00	218.50	223.00	4.50	<500 - 800
					228.00	230.00	2.00	<500 - 830
					232.50	235.00	2.50	<500 - 2650
					239.00	240.00	1.00	<500 - 960
					243.50	244.50	1.00	<500 - 650
HP-16-13	0	-90	369.00	N/A	212.50	229.00	16.50	<500 - >61000
HP-16-14	0	-90	276.00	129.20	206.00	216.50	10.50	<500 - 6600
HP-16-15	0	-90	288.00	N/A	195.50	196.00	0.50	<500 - 800
HP-16-16	0	-90	297.00	133.60	195.00	198.00	3.00	<500 - 50000
HP-16-17	0	-90	364.00	133.50	208.00	213.50	5.50	<500 - 9000
HP-16-18	0	-90	342.00	133.80	189.50	203.50	14.00	<500 - 18000
HP-16-19	0	-90	294.00	134.50	182.00	187.50	5.50	<500 - 41000
					193.00	194.00	1.00	<500 - 6100
HP-16-20	0	-90	330.00	N/A	183.50	193.50	10.00	<500 - >61000
					206.00	208.50	2.50	<500 - 600
HP-16-21	0	-90	275.00	137.10	172.00	176.50	4.50	<500 - 18000
HP-16-22	0	-90	324.00	N/A	191.50	208.50	17.00	<500 - >61000
HP-16-23	0	-90	288.00	N/A	No Significant Intersections
HP-16-24	0	-90	303.00	N/A	215.50	219.00	3.50	<500 - 17000

Parameters:

•	Maximum internal dilution 2.00 m downhole

•	All depths and intervals are meters downhole, true thicknesses are yet to be determined

•	“Anomalous” means >500 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	“Off-scale” means >10,000 cps (counts per second) total count gamma readings by gamma scintillometer type RS-120

•	Where “Min cps” is <500 cps, this refers to local low radiometric zones within the overall radioactive interval

Due to the large number of drill holes reported in this news release we have moved the drill hole summaries to the NexGen Energy Ltd. website, which can be viewed here:

Technical Information

Natural gamma radiation in drill core reported in this news release was measured in counts per second (cps) using a Radiation Solutions Inc. RS-120 gamma-ray scintillometer. The reader is cautioned that total count gamma readings may not be directly or uniformly related to uranium grades of the rock sample measured; they should be used only as a preliminary indication of the presence of radioactive minerals. All intersections are downhole. True thicknesses are yet to be determined.

Split core samples will be taken systematically, and intervals will be submitted to SRC Geoanalytical Laboratories (an SCC ISO/IEC 17025: 2005 Accredited Facility) of Saskatoon for analysis. All samples sent to SRC will be analyzed using ICP-MS for trace elements on partial and total digestions, ICP-OES for major and minor elements on a total digestion, and fusion solution of boron by ICP-OES. Mineralized samples are analyzed for U3O8 by ICP-OES and select samples for gold by fire assay. Assay results will be released when received and after stringent internal QA/QC protocols are passed.

All scientific and technical information in this news release has been prepared by or reviewed and approved by Mr. Garrett Ainsworth, P.Geo., Vice President – Exploration & Development for NexGen. Mr. Ainsworth is a qualified person for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and has verified the sampling, analytical, and test data underlying the information or opinions contained herein by reviewing original data certificates and monitoring all of the data collection protocols.

For details of the Rook I Project including the quality assurance program and quality control measures applied and key assumptions, parameters and methods used to estimate the mineral resource set forth above please refer to the technical report entitled “Technical Report on the Rook 1 Property, Saskatchewan, Canada” dated effective April 13, 2016 (the “Rook 1 Technical Report”) prepared by Mark B. Mathisen and David Ross, each of whom is a “qualified person” under NI 43-101. The Rook I Technical Report is available for review under the Company’s profile on SEDAR at www.sedar.com.

About NexGen

NexGen is a British Columbia corporation with a focus on the acquisition, exploration and development of Canadian uranium projects. NexGen has a highly experienced team of uranium industry professionals with a successful track record in the discovery of uranium deposits and in developing projects through discovery to production.

NexGen owns a portfolio of highly prospective uranium exploration assets in the Athabasca Basin, Saskatchewan, Canada, including a 100% interest in Rook I, location of the Arrow Discovery in February 2014, Bow Discovery in March 2015 and Harpoon Discovery in August 2016. The Arrow Deposit’s maiden Inferred mineral resource estimate is 201.9 M lbs U3O8 contained in 3.48 M tonnes grading 2.63% U3O8.

Leigh Curyer

Chief Executive Officer

NexGen Energy Ltd.

+1 604 428 4112

lcuryer@nexgenenergy.ca

www.nexgenenergy.ca

Travis McPherson

Corporate Development Manager

NexGen Energy Ltd.

+1 604 428 4112

tmcpherson@nexgenenergy.ca

http://www.nexgenenergy.ca

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. “Forward-looking information” includes, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future, including, without limitation, the proposed use of proceeds and planned exploration activities. Generally, but not always, forward-looking information and statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connation thereof.

Such forward-looking information and statements are based on numerous assumptions, including among others, that the results of planned exploration activities are as anticipated, the price of uranium, the anticipated cost of planned exploration activities, that general business and economic conditions will not change in a material adverse manner, that financing will be available if and when needed and on reasonable terms, and that third party contractors, equipment and supplies and governmental and other approvals required to conduct the Company’s planned exploration activities will be available on reasonable terms and in a timely manner. Although the assumptions made by the Company in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate.

Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: negative operating cash flow and dependence on third party financing, uncertainty of additional financing, no known mineral reserves or resources, pending assay results may not be consistent with preliminary results, discretion in the use of proceeds, alternative sources of energy, aboriginal title and consultation issues, reliance on key management and other personnel, potential downturns in economic conditions, actual results of exploration activities being different than anticipated, changes in exploration programs based upon results, availability of third party contractors, availability of equipment and supplies, failure of equipment to operate as anticipated; accidents, effects of weather and other natural phenomena and other risks associated with the mineral exploration industry, environmental risks, changes in laws and regulations, community relations and delays in obtaining governmental or other approvals.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws.